RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

First Quarter Ended March 31, 2007

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION - MD&A March 31, 2007

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated May 14, 2007 includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the 3 months ended March 31, 2007. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2006. Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements. Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has signed agreements, subject to shareholder, board and regulatory approvals, to acquire significant land packages in Alaska, USA and Nevada, USA as described below under highlights. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States. The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

McEwen Agreement, A Major Expansion

On December 8, 2006, Rubicon closed its Plan of Arrangement, spinning off its Newfoundland assets and investment in Africo Resources Ltd. The Company went into the new year focused on its core Red Lake, Ontario properties, with a treasury of approximately $11.2 million enabling plans to carry out a major exploration program. In February, the Company entered into a letter agreement, subject to shareholder, board and regulatory approvals, with Rob McEwen (“McEwen”), former Goldcorp Chairman and CEO, Evanachan Limited, a private company owned by Rob McEwen, McEwen Capital Corp. and Lexam Explorations Inc. for the acquisition of two large land packages, one in Alaska and one in Nevada, combined with a private placement of up to $15 million. The Alaska properties consist of 513,000 acres surrounding the world-class Pogo Gold Mine. The Nevada properties consist of 225,000 acres in the northeastern part of the state. Rubicon will issue approximately 31 million shares for the Alaska properties at a deemed price of $0.70 per share and approximately 8.5 million shares for the Nevada properties at a deemed price of $0.70 per share. In addition, McEwen will make a $10 million private placement in the Company and has secured subscriptions on a further $5 million by other parties. These funds are currently held in escrow. The financing will be done at a price of $0.70 per unit, the trading price of the Company’s shares on the TSE, on the agreement date. Each unit will include one common share and one half of one warrant. One whole warrant will be exercisable at $1.50 for one additional common share for a period of 2 years.

Upon closing of this financing, the Company will have approximately $25 million in its treasury.

At the Company’s May 14, 2007 annual general meeting, the shareholders, of the Company, approved the McEwen Agreement.

Further details of the agreement are available on Sedar in news releases dated February 26, 2007 and March 1, 2007 and material change report of March 5, 2007.

Red Lake Exploration

2007 Exploration Highlights - Phoenix Gold Project

The Phoenix Gold Zone was discovered by Rubicon in 2004 has since been tested through drilling at an average 30-metre spacing over a strike length of 500 metres and to a depth of 200 metres. The zone remains open at depth and along strike for expansion. The Company reported that, based on 67 significant drill intercepts from the Phoenix Zone to date (greater than 5g/t gold over a minimum of 0.3 metres), the weighted average gold grade for the zone is 10.66g/t gold over 2.0 metres (estimated to be approximately 80% of true thickness).

RUBICON MINERALS CORPORATION - MD&A March 31, 2007

On January 29, 2007, the company announced an expansion of its exploration programs on its 100% controlled Phoenix Gold Project to include a surface drilling of deep footwall targets and an evaluation of commencing exploration from underground. The Phoenix Gold Project has significant physical assets including the McFinley shaft which currently extends to a depth of 450 feet (137 metres). To follow up currently known zones and to gain better access to deep drill targets, surface drill programs could be supplemented by underground drilling to afford year-round drill access. Accordingly, a review of the permitting and budgeting requirements relating to deepening the shaft to allow exploration from underground is ongoing.

To the end of March 31, 2007 the Company has incurred $246,538 in exploration expenditures completing 2,774 metres of drilling on its 100% owned Phoenix Gold Project. Drilling is ongoing. Subsequent to the end of the first quarter interim results were returned and released May 9, 2007. Each of the three new target areas drilled to date in the current program have intersected gold-bearing zones and are open for follow-up drilling:

1) North Peninsula Target: 10.41 g/t gold over 1.50 metres (incl. 24.80 g/t gold over 0.50 metres), 28.07 g/t gold over 0.90 metres, 9.93 g/t gold over 1.00 metre. Intersected in drill hole NPZ-07-01, the North Peninsula Target comprises three gold bearing zones, all of which are hosted by altered mafic volcanic rocks. Two Upper Zones are situated between 170 and 230 metres below surface above a package of ultramafic rocks and are characterized by intense biotite alteration, colloform/crustiform, quartz-carbonate veining and varying amounts of sulphides, including arsenopyrite and thus shows similarities to major deposit types in the Red Lake Gold district. The Lower Zone is a 60 metre thick package of silicified, variably sulphidized and gold-bearing, mafic volcanic rocks that occur below ultramafic rocks. The gold mineralization is at the contact between the overlying ultramafic rocks and altered mafic volcanic rocks at a depth of 300 metres below surface, within a series of 15-20 cm wide quartz veins. This is the first time that this target area has been explored at depth and it is situated along a north-trending, regional-scale, geophysical discordance that is interpreted to be a major fault zone. Previous shallow drilling, 300 metres along strike, indicates that this fault zone continues to the north. With an overall strike length of 600 metres (which is open to the north and south), the North Peninsula Target is wide open at depth.

2) KZ Target: 2.89 g/t gold over 9.00 metres (incl. 9.60 g/t gold over 1.00 metre and 7.29 g/t gold over 1.00 metre) and 5.41 g/t gold over 2.40 metres. The KZ Target has been intersected in two drill holes, KZ-07-01 and KZ-07-02. Intersected at a shallow depth of 80 to 100 metres below surface, the gold mineralization is hosted by a package of intensely silicified and fuchsite altered ultramafic rocks. Although the style of gold mineralization at the KZ Target is different than the North Peninsula Target, it is also situated in the vicinity of a north-trending, regional-scale, geophysical discordance that is interpreted to be a major fault zone. This second major fault zone is approximately 800 metres northeast of the North Peninsula Zone fault and is parallel to it. The presence of significant fault zones in close proximity to the mineralization described above is considered significant. Elsewhere on the property, at the Phoenix Zone, where 67 drill holes have been completed from surface to approximately 250 metres below surface, gold mineralization and fault zones are intimately associated.

3) Deep Footwall Target: 23.55 g/t gold over 1.00m. Occurring at a vertical depth of 1,250 metres and represents the deepest gold intercept on the Phoenix Project to date. The gold is hosted in a 15 metre thick package of altered and mineralized mafic volcanic rocks within highly deformed ultramafic rocks. The Deep Footwall Target was intersected at the eastern side of the property and is interpreted to dip westwards. Since this is the first drill hole that has tested this target area, true widths of gold-bearing zones are not yet known. The geological environment of the Deep Footwall contact is analogous to the Red Lake Mine High Grade Zone, where ultramafic rocks overlie mafic volcanic rocks and act as a 'trap' for gold bearing fluids. With the exception of this drill hole, this target area is completely untested at depth and along strike (>2,500 metres).

The Company plans to continue exploration on the project during 2007. Exploration will be drill focused to expand the current limits of mineralization and to investigate potential for development of multiple gold zones. A review of the permitting and budgeting requirements relating to deepening the shaft to allow exploration from underground is ongoing.

Other Red Lake properties - 2007 developments

The Company spent approximately $1.04 million in exploration on other Red Lake properties, of which approximately $790,000 was funded by partners who optioned into the Company’s properties.

McCuaig JV Property

The Joint Venture (Rubicon Minerals Corp. 60% and Golden Tag Resources 40%) completed a 1,172 metre (one drill hole plus a wedge hole) on the McCuaig Project, incurring $222,450 in expenditures during February-March 2007. A 935 metre initial mother hole intersected a 26-metre section (interpreted as greater than 90% true thickness) of intensely veined and altered basalts at 844 metres downhole. The zone contains variable amounts of sulphides including trace to 2% fine-grained arsenopyrite and anomalous gold. Visible gold occurs in a 4.5-metre thick (interpreted as greater than 90% true thickness) shear

RUBICON MINERALS CORPORATION - MD&A March 31, 2007

containing arsenopyrite at the base of the altered zone. The geological setting is considered to be analogous to the Bruce Channel mineralization currently being explored at the adjacent Gold Eagle Mines discovery and also to the setting of the major gold deposits of the camp.

A secondary hole, (MC-07-01AW), was wedged off the mother hole from 822 metres to produce a second cut through the altered zone. Assay results returned 4.24 g/t gold over 1.7 metres in the mother hole and 15.65 g/t gold over 1.55 metres, in the wedge hole. Both gold intercepts occur within an identifiable structure at the base of the vein zone. The two intercepts demonstrate good continuity within the shear structure which is open along strike and down dip.

The intercept is interpreted to be down dip of the No. 1 vein at the adjacent McKenzie Mine. This mine produced 651,000 ounces of gold between 1935 and 1966. However unlike the No. 1 vein, which was developed within granite, the McCuaig structure is within Balmer mafic volcanics which, elsewhere in the camp, are host to significant gold deposits.

Subsequent to the end of the first quarter of 2007, the Company announced (May 8, 2007) that the Joint Venture plans a 7,500 metre drill program to commence on the project in June 2007.

DMC Property

In November, 2005, the Company signed an option agreement on its DMC property whereby Agnico-Eagle Mines Ltd. has the option to acquire a 51% interest in the property by spending $2.25 million in exploration costs over a three year period, including a firm commitment to spend $500,000 in exploration in the first year of the agreement (completed). Agnico-Eagle Mines Ltd. is required to make cash payments totaling $110,000 including a $25,000 firm commitment in the first year (completed). Upon vesting, Agnico Eagle will have a further option to increase its interest up to 65%.

During 2006, Agnico funded a 3,832 metres drill program on the DMC property and incurred a total of $676,893 in exploration expenditures. The program identified a permissive gold bearing environment on the project. Agnico is required to spend a further $575,000 prior to January 2008 to maintain its option on the property.

In February 2007, Agnico funded $282,694 in exploration expenditures by completing a Phase I, three hole, 1399-metre drill program on the property. All three holes intersected zones containing visible gold, the most significant returned 57.37 g/t gold over 0.5 metres associated with a 10 cm quartz vein containing visible gold. This intercept remains open down plunge and has currently been tested at only moderate depths below surface (295 metres vertical depth).

Red Lake North Property

The Company has optioned a 55% interest in 47 unpatented mining claims (329 units) known as the Red Lake Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”). Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make a an initial cash payment of $5,000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property. The property is subject to a sliding scale NSR of 1.75% to 2.5% depending on the price of gold.

In January of 2007 Solitaire incurred $113,795 in exploration expenditures, to extend a 2006 drill hole to 1791 metres in the north-eastern portion of the property to test for higher grade gold zones down-dip of the Main Discovery Zone (MDZ) located on the adjacent Planet Property. The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth (analogous with the world famous Hemlo deposit). Continuation of the drill program is scheduled to resume in the spring/summer of 2007, subject to the availability of drills.

Adams Lake Property

The Company considers the project to be strategically located in the camp. Exploration plans for 2007 to advance the property will be reviewed subsequent to the closing of the pending McEwen transaction.

RUBICON MINERALS CORPORATION - MD&A March 31, 2007

Humlin Property

The Company has optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”). Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make a an initial cash payment of $5000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell Agreement.

During the first year of the agreement exploration expenditures in the amount of $250,000 are a firm and binding commitment. A 2007 winter drill program consisting of 1380 metres was completed in February 2007 completing the first year commitment. No significant assays were returned.

East Bay Property

The Company has acquired (as of January 30, 2007) 100% interest in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option). During 2004 Wolfden Resources Ltd., as operator, funded a $0.6 million drilling exploration program on the East Bay West (4 claims) where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres. Wolfden subsequently elected not to continue with its option on this project.

The Company believes that the property has the potential to host the down dip extension of the adjacent East Bay zones controlled by Goldcorp/Wolfden and future follow up drilling in the area is warranted especially considering the close proximity to the adjacent Goldcorp-Wolfden GAZ gold zone on which an inferred resource of 326,407 ounces of gold was announced by Wolfden in February 2005 by Wolfen Resources Inc. (source: SEDAR). It should not be inferred that any positive exploration results like those achieved by Placer/Wolfden will be found on the Company’s property.

Future Exploration Plans

On February 26, 2007, the Company announced its intention to enter into an agreement (the “McEwen Agreement”), subject to the required board, regulatory and shareholder approvals, with certain companies controlled by Rob McEwen or in which Mr. McEwen is a major shareholder. This agreement, when closed, contemplates a $5 million exploration budget in Red Lake before May, 2008. In the event the proposed agreement is approved, it is anticipated that the Phoenix Gold project will be further expanded, along with the possible drilling of additional priority targets in the camp controlled by the Company. As part of the McEwen Agreement, if approved, the Company will acquire large land positions in the Pogo district of Alaska and northeastern Nevada on which it will spend $5 million over two years in Alaska and $0.5 million in the first year in Nevada.

The 2007 exploration work was supervised by Terry Bursey, P.Geo., the Qualified Person on the Red Lake Projects under the definition of NI 43-101. All assays were conducted on sawn NQ2-sized half core sections. Historical assays by ALS Chemex Labs and current program assays by Accurassay Laboratories using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies. As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the first quarter of 2007, the Company entered into 9 new property agreements and spent $130,430 on acquisition and maintenance costs and recovered $76,500 in cash and shares before recording an accounting correction reducing prior receipts by $50,000.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

RUBICON MINERALS CORPORATION - MD&A March 31, 2007

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

OPERATING RESULTS

3 Months ended March 31, 2007 compared to the 3 Months ended March 31, 2006

For the 3 months ended March 31, 2007, the Company incurred a net loss of $788,869 ($0.01 per share) compared to a net loss of $767,950 ($0.01 per share) incurred in the 3 months ended March 31, 2006, an increase in net loss of $50,919. During the quarter, the Company recorded other comprehensive income of $50,811 compared to nil in the prior year. Comprehensive loss (the total of the net loss and the other comprehensive income) for the quarter was $738,058 compared to $737,950 in the prior year comparative quarter, an increase in comprehensive loss of $108.

The increased loss was due to the net effect of some expense categories increasing and some decreasing. Significant items making up this change were as follows:

•	Foreign exchange gain was lower by $55,000 due to the disposition of the company’s US subsidiary, Toquima Minerals Corporation in the prior year.
•	Investor relations was higher by $19,000 due to increased spending on the two investor conferences, one in Toronto and one in Vancouver.
•	Professional fees was higher by $44,000 due to professional accounting costs associated with the plan of arrangement and costs of evaluating internal controls over financial reporting.
•	Salary expense was higher by $149,000 due to a combination of increased staffing from the prior year, salary increases in some cases and other staff issues.
•	Stock based compensation was higher by $27,000 mostly relating to new options granted in January 2007.
•	Interest income was higher by $96,000 due to interest earned on money received in the 10.6 million (net) financing of April 2006.
•	Gain on sale of investments was lower by $62,000. In the current year this represented sales of junior mining stocks received from optionees of the Company’s properties including ERD properties.
•
Loss in equity investments was lower by $227,000. The lower loss was mostly due to distribution of Africo Resources Ltd. to shareholders under the December Plan of Arrangement which resulted in the company not having to account for equity losses in Africo in the current year.

•	Future income tax recovery was lower by $477,000 because there was no renunciation of flow-through share expenditures in the current year.
•
Effective January 1, 2007, the Company adopted section 1530 of the CICA handbook which introduces new standards for reporting and display of comprehensive income. Other comprehensive income for the quarter ending March 31, 2007 was $51,000 (Nil in Q1 2006). The income was the net effect of recognizing unrealized gains of $214,000 on the Company’s portfolio of junior mining stocks, as at the quarter end versus unrecognized losses of $165,000 on re-valuation of the company’s option/warrant rights associated with Africo Resources Ltd. See the discussion under “Changes in Accounting Policies and Initial Adoption” for a detailed discussion on the adoption of the accounting policy.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2007 First	2006 Fourth	2006 Third	2006 Second	2006 First	2005 Fourth	2005 Third	2005 Second
	$	$	$	$	$	$	$	$
Interest and miscellaneous income	115,975	90,265	130,740	114,689	19,567	26,202	6,637	14,977
Gain (loss) on sale of investments	37,396	(35,525)	135,929	-	99,589	(20,592)	(19,077)	-
Net loss	788,869	354,376	1,216,314	1,479,280	306,471	1,916,339	770,820	657,611
Basic and fully diluted net loss per share	.01	.01	0.02	0.02	0.01	0.03	0.01	0.01

Prior to the 2006 fourth quarter, significant losses were accrued from Rubicon’s equity interest in Africo Resources Ltd. These losses ceased to accrue upon the distribution of that investment to the Company’s shareholders, early in the fourth quarter. Other factors causing significant variations included the recording of stock based compensation and the write-off of abandoned mineral properties. None of these factors have identifiable trends.

RUBICON MINERALS CORPORATION - MD&A March 31, 2007

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources - 3 months ended March 31, 2007.

The Company had working capital of $11.2 million as at March 31, 2007 compared to $11.5 million as at December 31, 2006.

During the first quarter, the Company issued 302,230 (573,946 in Q1 2006) common shares from the exercise of warrants and agents options for cash proceeds of $148,083 (457,416 in Q1 2006) and issued 351,750 (114,376 in Q1 2006) common shares from the exercise of options for cash proceeds of $251,863 (102,270 in Q1 2006) for total net cash proceeds of $399,946 (559,686 in Q1 2006).

Other sources of funds included recovery of exploration costs from optionees of the Company’s properties and option payments - $759,000 (768,000 in Q1 2006) in the first quarter and the sale of junior mining stocks that the Company had received as option payments for proceeds of 72,000 ($363,000 in Q1 2006).

The Company currently has sufficient funds to meet its working capital requirements and other requirements for the next 24 months.

As noted in the highlights section, at the beginning, of this report, in February 2007, the Company announced that it had entered into an agreement with Rob McEwen and associated companies to issue approximately 31.4 million units at $0.70 per unit (one common share and ½ of one share purchase warrant) for gross proceeds of approximately $15 million (see note 2 to the financial statements)), subject to due diligence and regulatory and shareholder approvals. When this financing closes, the Company expects to have approximately $25 million in its treasury.

Other future sources of capital include the Africo option/warrant obligation. Under this term of the Plan of Arrangement, Africo has held back from distribution to Rubicon shareholders approximately 625,000 shares of its capital for the exercise of Africo Plan of Arrangement options and warrants, outstanding at the completion of the plan of arrangement. Pursuant to the Plan, proceeds from these exercises will be returned to Rubicon. The fair value, to Rubicon, of these options and warrants was $1.9 million at of March 31, 2007. Where options or warrants are forfeited or allowed to expire, Rubicon may exercise them for Africo shares at no cost. The exercise of these instruments, by their holders, or the value of Africo shares received, is dependent upon future Africo share prices and in the case of warrants, Rubicon and Paragon share prices. There can be no assurance that the current valuation of this asset will eventually be received. During the quarter, the Company received $139,800 from the exercise of Africo securities by third parties and Africo shares valued at $162,446 from the exercise by the Company of expired warrants and options.

Investing Activities - 3 months ended March 31, 2007.

For the quarter ending March 31, 2007, the Company spent $1.2 million on mineral property acquisition and exploration. Of that amount the Company recovered $0.7 million of exploration expenditures and option payments from optionees of the Company’s properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 12 of the consolidated financial statements of the Company.

TRANSACTIONS WITH RELATED PARTIES

Paragon Minerals Corporation

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the plan of arrangement. Paragon shares offices and office expenses with Rubicon and at the period-end, had one common director (two at December 31, 2006) and shared the CFO and office support staff. In addition, the CEO of Paragon provides management services to Rubicon on a part time basis.

As at March 31, 2007, Paragon owed the Company $310,933, which included $92,393 for shared and reimbursable costs, $150,000 for Paragon’s share of the costs incurred on the Rubicon Plan of Arrangement and $68,540 for refundable staking security deposits posted by Rubicon on Paragon’s properties. This balance is included in amounts receivable net of $19,932 owing to Paragon for expense reimbursements. Subsequent to the period end, Paragon payments have reduced the outstanding balance to $58,500.

RUBICON MINERALS CORPORATION - MD&A March 31, 2007

Legal services

David Reid is a director of the Company and a partner at the law firm Davis LLP. For the 3 months ended March 31, 2007, Davis LLP invoiced the Company $294,548. Significant events requiring legal services during the period included completion of the December plan of arrangement and legal work relating to the proposed McEwen acquisition and financing. At the period end, $294,548 remained outstanding for accrued legal fees to Davis LLP.

See note 11, “Related Party Transactions”, in the consolidated financial statements for additional information on related party transactions with the Company.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 3 of the consolidated financial statements for the year ended December 31, 2006. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Under US GAAP, all exploration costs are expensed.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

Flow-through share renunciations, CICA Emerging Issues Committee - 146

The Company follows the CICA Emerging Issues Committee recommendations for accounting for renunciation of flow-through shares. Upon the renunciation of flow-through shares, a future income tax liability is recognized and shareholder equity is reduced. In the case where the company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs are reversed in the amount of the future tax liability arising from the renunciation. The credit side of the entry is recorded on the income statement.

RUBICON MINERALS CORPORATION - MD&A March 31, 2007

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Effective January 1, 2007 the Company adopted section 1530 which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective January 1, 2007, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective January 1, 2007, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Pursuant to these new standards, the Company has included a new statement of comprehensive income with its financial statements and has applied fair value accounting to certain of its financial instruments. This has resulted in the recognition of unrealized gains and losses as other comprehensive income or loss which appear on the statement of comprehensive income or loss.

OUTSTANDING SHARE DATA

As at May 10, 2007, the Company had the following common shares, stock options, warrants and agent warrants outstanding:

Common shares	78,190,419
Stock options	3,963,250
Warrants	2,294,168
Agent's options for units (1)	27,907
Warrants embedded in agent’s options (1)	13,954
Fully diluted shares outstanding	84,489,698
(1) Agents options include 1 common share and 1/2 share purchase warrant

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting during the 3 months ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CAUTIONARY NOTICES

The Company’s interim consolidated financial statements for the 3 months ended March 31, 2007 and this accompanying MD&A contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects,"

RUBICON MINERALS CORPORATION - MD&A March 31, 2007

"plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.

Forward-looking statements in this document include statements regarding: the Company’s proposed financings and land acquisitions; the Company’s expectations regarding drilling and exploration activities on properties in which the Company has an interest; the Company’s expectations regarding the amount and adequacy of its cash reserves in future periods; and the Company’s expectations regarding the amount of expenses in future periods . There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company’s expectations include among others, risks that legal or regulatory bodies may not accept the Company’s proposals or applications; risks that other individuals or corporations whose continued support or co-operation is required may withdraw same; risks related to fluctuations in mineral prices; uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Company’s operations; risks of political instability in foreign countries containing the Company’s projects including the variability of foreign country ownership and mining laws; and other risks and uncertainties discussed under the heading “Risk Factors” and elsewhere in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Work on the Red Lake projects described in this MD&A was carried out or reviewed under the supervision of Terry Bursey, B.Sc. Hons., P.Geo., a Qualified Person as defined under NI 43-101.